Exhibit 99.4

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	**RANDGOLD RESOURCES LIMITED**
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify): **Movement due to a change in the issued share capital**	**X**
3. Full name of person(s) subject to the notification obligation: [iii]	**BlackRock Global Funds**
4. Full name of shareholder(s) (if different from 3.):[iv]	
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	**2 November 2009**
6. Date on which issuer notified:	**3 November 2009**
7. Threshold(s) that is/are crossed or reached: [vi, vii]	**Dropped below 5%**

8. Notified details:

A: Voting rights attached to shares [viii, ix]

Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights** [x]	
			Direct	**Direct** [xi]	**Indirect** [xii]	**Direct**	**Indirect**
GB00B01C3S32	4,500,000	4,500,000	4,253,648	4,253,648		4.79%	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	**Expiration date** [xiii]	**Exercise/ Conversion Period** [xiv]	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	**Exercise price**	**Expiration date** [xvii]	**Exercise/ Conversion period** [xviii]	**Number of voting rights instrument refers to**	**% of voting rights** [xix, xx]

					Nominal	Delta

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
4,253,648	4.79%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	BlackRock Compliance Disclosure Team
14. Contact name:	Kai Chew
15. Contact telephone number:	020 7743 2602

Note: Annex should only be submitted to the FSA not the issuer

Annex: Notification of major interests in shares[xxii]

A: Identity of the persons or legal entity subject to the notification obligation	
Full name (including legal form of legal entities)	BlackRock Global Funds
Contact address (registered office for legal entities)	33 King William Street, London EC4R 9AS
Phone number & email	0207 743 2602
Other useful information (at least legal representative for legal persons)	Kai Chew
B: Identity of the notifier, if applicable	
Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street, St. Helier, Jersey JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	
C: Additional information